September 12, 2018

Steve Flechner
President
Discovery Gold Corp
P.O. Box 181062
Denver, CO 80218

       Re: Discovery Gold Corp
           Registration Statement on Form 10-12G
           Filed on July 30, 2018
           File No. 000-54709

Dear Mr. Flechner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
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